Exhibit 99.1

ABCAM PLC

Interim results for the six-month period ended 30 June 2022

20% constant exchange rate revenue growth in H1: Demand for Abcam In-house Products Increases

12 September 2022, Cambridge, UK – Abcam plc (Nasdaq: ABCM; AIM: ABC) (‘Abcam’, the ‘Group’ or the ‘Company’), a global leader in the supply of life science research tools, today announces its interim results for the six-month period ended 30 June 2022 (the ‘period’).

FINANCIAL PERFORMANCE

	Six months ended
£m, unless stated otherwise	30 June 2022	30 June 2021
Revenue	185.2	150.2
Reported gross profit margin, %	74.1%	71.4%
Adjusted gross profit margin*, %	75.6%	71.4%

Reported operating profit	9.3	10.3
Adjusted operating profit**	42.6	26.5
Adjusted operating profit, %	23.0%	17.6%

Net (debt) / cash***	(9.8)	219.9

*	Excludes the amortisation of the fair value of assets relating to the inventory acquired in connection with the acquisition of BioVision.
**

Adjusted figures exclude systems and process improvement costs, acquisition costs, amortisation of fair value adjustments, integration and reorganisation costs, amortisation of acquisition intangibles, share-based payments and employer tax contributions thereon, and the tax effect of adjusting items. Such excluded items are described as “adjusting items.” Further information on these items is shown in note 4 to the consolidated interim financial statements. Share-based payments have been included in adjusting items from the period ended 30 June 2022; the prior period has been re-presented to be in line with the current period.

***	Net (debt) / cash comprises cash and cash equivalents less borrowings.

FINANCIAL HIGHLIGHTS1

•	20% constant exchange rate (‘CER’) revenue growth (23% reported revenue growth), driven by in-house product sales and the inclusion of BioVision

•	Adjusted gross margin increased 420 basis points aided by in-house product mix, including the accretive impact from the inclusion of BioVision

•	Adjusted operating cost increases were primarily driven by higher selling, general & administrative expenses for personnel, IT expenses for our digital strategy, and the inclusion of BioVision

•	Adjusted operating profit margin expanded 540 bps to 23% driven by favourable product mix and operating leverage. Reported operating profit decreased by £1.0m to £9.3m (H1 2021: £10.3m)

•	Adjusted diluted earnings per share were 14.0p up 97% (H1 2021: 7.1p)

•	In-house new product development and sales experienced gains. Total in-house revenue (including CP&L and BioVision) now represents 67% of total revenue (H1 2021: 58%)

•	The Company’s net debt position is a result of the BioVision acquisition but improved as compared to 31 December 2021 (£24.1m)

STRATEGIC & OPERATIONAL HIGHLIGHTS1

•	Academic and Research customers returned to their labs, although China continued to be impacted by COVID lockdowns

•	Pharmaceutical customers continue their efforts to understand disease-specific biomarkers

•	BioVision integration activities on track

•	Consistent key performance indicators[2]

o	Product satisfaction rates H1 2022 99.0% (H1 2021: 98.8%)

o	Customer transactional Net Promoter Score (‘tNPS’) H1 2022 +55 (H1 2021: +58)

•	Ongoing digital and physical infrastructure investments including Waltham expansion, and new Singapore office

•	Installation of High Throughput Cell-Engineering Platform for edited cell lines

•	H1 2022 New Product Development of over 1,800 products

•	Recognised as the company with most CiteAb awards

•	Following a positive shareholder response, Board to seek General Meeting before the end of the year to approve the cancellation of its listing on AIM

Commenting on the performance, Alan Hirzel, Abcam’s Chief Executive Officer, said:

“I am proud of our team’s effort to support our global customers and the results those efforts generated in our first half of 2022. We achieved 20% constant exchange rate revenue growth (23% reported revenue growth) driven by our multi-year dedication to increasing in-house innovation at Abcam. These investments in innovation and in our broader strategy, have sustained growth and expanded gross margin in the period. As we move into the next phase of our five-year strategic plan, we are moderating investment levels and working toward higher operating leverage and adjusted operating margin expansion. Looking ahead, we are confident in our growth trajectory and committed to delivering our CY2022 plan and CY2024 goals.”

CY2022 GUIDANCE

For the full year ending December 2022, we currently estimate total revenue to increase approximately 20% CER including the impact from the acquisition of BioVision, with organic CER growth of mid-teens. We expect the contribution from the sale of higher margin in-house products and the full year effect of BioVision to contribute to a continuing increase in adjusted operating margins.

SHARE TRADING, LIQUIDITY AND LISTING

Having consulted shareholders on its proposal to cancel the admission of the Company’s ordinary shares to trading on AIM, leaving it with a listing solely on NASDAQ, and having received positive responses from all consulted, in the coming weeks the Board will issue a circular to convene an extraordinary general meeting to seek shareholder approval for the cancellation of the admission of the Company’s shares to trading on AIM.

The circular will contain full details of the proposal, what action shareholders will be required to take and information on the impact of those holding ordinary shares.

Analyst and investor meeting and webcast:

Abcam will host a conference call and webcast for analysts and investors today at 13:00 BST/ 08:00 EDT. For details, and to register, please visit corporate.abcam.com/investors/reports-presentations

For further details please contact FTI Consulting at abcam@fticonsulting.com

A recording of the webcast will be made available on Abcam’s website, corporate.abcam.com/investors

Notes:

1.	Throughout this report, ‘H1 2021’ and ‘H1 2022’ refer to the six month periods ended 30 June 2021 and 30 June 2022, respectively.

2.	Key performance indicators are based on a rolling 12-month average.

The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014.

For further information please contact:

Abcam	+ 44 (0) 1223 696 000
Alan Hirzel, Chief Executive Officer Michael Baldock, Chief Financial Officer Tommy J. Thomas, CPA, Vice President, Investor Relations

Numis – Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000
Freddie Barnfield / Duncan Monteith

Morgan Stanley – Joint Corporate Broker	+ 44 (0) 20 7425 8000
Tom Perry / Luka Kezic

FTI Consulting	+ 44 (0) 20 3727 1000
Ben Atwell / Julia Bradshaw / Lydia Jenkins

This announcement shall not constitute an offer to sell or solicitation of an offer to buy any securities.

This announcement is not an offer of securities for sale in the United States, and the securities referred to herein may not be offered or sold in the United States absent registration except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933, as amended. Any public offering of such securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer, which would contain detailed information about the company and management, as well as financial statements.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation statements of targets, plans, objectives or goals for future operations, including those related to Abcam’s products, product research, product development, product introductions and sales forecasts; statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; statements regarding future economic and financial performance; statements regarding the scheduling and holding of general meetings and AGMs; statements regarding the assumptions underlying or relating to such statements; statements about Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognise the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Interim management report

Introduction

We are pleased with the steady progress of our business over the past six months despite ongoing difficulties from COVID-19 related lockdowns in China. As the pandemic continues to present isolated challenges, we have focused on meeting the needs of our customers driven by the resilience of both our employees and our business, as well as the role Abcam and its customers have in advancing critical life science research. We are convinced more than ever that by continuing to invest in our technologies, people, capabilities, and customer needs, we can extend our market leadership, sustain durable growth, and become an increasingly influential partner within our industry.

Demand for our products, and particularly Abcam’s in-house developed products, increased during the period. Whilst the global pandemic situation continues to be fluid – and the risk of further outbreaks and new variants remains – we estimate that overall lab activity is now approaching pre-COVID levels in most of our markets.

Having reached the halfway point in our 2024 Vision strategy, we remain on track to achieve our guided revenues, adjusted operating profit margin, and return on capital employed. As the multi-year period of growth investments moderates, we expect to achieve operating efficiencies resulting in adjusted operating profit margin expansion consistent with the Board’s expectations. We are proud of our colleagues and teams around the world who have shown audacity, agility, and dedication in the delivery of our plans – they are fundamental to the Group’s future success.

Underpinning our continued progress is our balance sheet and financial position, which enables us to invest in attractive organic and inorganic growth opportunities to accelerate Abcam’s strategic execution and focus on in-house innovation and products. We continue to be pleased with the integration of BioVision, a leading innovator of biochemical and cell-based assays.

Looking forward, with our expanding capabilities, financial position and market opportunities for growth, the Company is well-positioned to sustain long-term value creation.

Financial review

	Six months ended 30 June
	Reported revenues		Change in reported revenues %	CER growth %
	2022 £m	2021 £m
Catalogue revenue – regional split
Americas	74.6	53.5	39%	31%
EMEA	46.0	41.4	11%	13%
China*	30.3	25.7	18%	11%
Japan	10.0	9.8	2%	9%
Rest of Asia Pacific	13.7	10.9	26%	20%

Catalogue revenue	174.6	141.3	24%	20%

CP&L revenue[1]	10.6	8.9	19%	13%

Total reported revenue	185.2	150.2	23%	20%

Total revenue – product type
In-house	123.6	87.1	42%[2]	37%
Third party	61.6	63.1	(2)%[2]	(5)%

Total reported revenue	185.2	150.2	23%	20%

*

Revenues for Hong Kong have been reclassified from Rest of Asia to China for the period ended 30 June 2022. The value attributable to Hong Kong for the six months ended 30 June 2022 is £0.8m (30 June 2021: £0.7m). The comparatives presented for the six months ended 30 June 2021 have not been updated for this change due to immateriality.

REVENUE

Revenue of £185.2 million (H1 2021: £150.2m) represents approximately 20% CER growth over the prior period. Regionally, growth was driven in the Americas with broad customer strength. In the current period, BioVision’s sales (previously reported as third-party sales) have been treated as in-house from the date of acquisition, resulting in 37% CER revenue growth. Product revenue growth continues to be driven by growth in antibodies, assays, proteins, and cell engineering sales.

GROSS MARGIN

Adjusted gross profit of £140.0 million (H1 2021: £107.2m) equates to adjusted gross margin of 75.6% (H1 2021: 71.4%). Adjusted gross margin expansion was benefitted from favourable product mix from in-house products, including the accretive impact of BioVision. Reported gross profit of £137.3 million (H1 2021: £107.2m) equates to reported gross margin of 74.1% (H1 2021: 71.4%). Adjusted gross profit differs from reported gross profit by £2.7 million impacted by the amortisation of the fair value of assets relating to the inventory acquired in connection with the acquisition of BioVision.

OPERATING COSTS

	Six months ended 30 June
	Reported		Adjusted
	2022 £m	2021 £m	2022 £m	2021 £m
Selling, general & administrative expenses (‘SG&A’)	108.9	85.8	87.3	72.7
Research & development expenses (‘R&D’)	19.1	11.1	10.1	8.0

Total operating costs and expenses	128.0	96.9	97.4	80.7

Adjusted operating costs of £97.4 million (H1 2021: £80.7m) represents approximately 21% growth over the prior period. Excluding BioVision, underlying growth was approximately 17% primarily driven by higher selling, general and administrative expenses reflecting increased investments in personnel as we build out our in-house R&D, supply chain & logistics, and manufacturing capabilities, as well as planned investments made during the period in our platform to support the Company’s growth. On a reported basis, total reported costs were £128.0 million (H1 2021: £96.9m) increased by £31.1 million or 32% reflecting the adjusting items noted below.

ADJUSTING ITEMS

Total reported expenses include the following adjusting items:

•	£2.6 million relating to the Oracle Cloud ERP project (H1 2021: £2.0m)

•	£6.0 million from acquisition, integration, and reorganisation charges (H1 2021: £3.5m)

•	£9.0 million relating to the amortisation of acquired intangibles (H1 2021: £4.0m)

•	£13.0 million in charges for share-based payments (H1 2021: £6.7m)

Note 4 in the notes to the interim financial statements provides further detail on adjusting items and a reconciliation between reported and adjusted profit measures.

NET PROFIT

Adjusted net profit was £32.2 million (H1 2021: £16.2m) driven by revenue growth, favourable product mix enabling gross margin expansion and modest cost growth. Reported net profit was £5.8 million (H1 2021: £2.9m).

CASH

Cash of £109.6 million (year ended 31 December 2021: £95.1m) increased by £14.5 million. The reported change is driven by operating activities impacted by ongoing investments in working capital and reduced by moderating investing, and financing activities. The Company has outstanding borrowings net of fees of £119.4 million, resulting from our acquisition of BioVision, resulting in net debt of £9.8 million.

Notes:

1.	Custom Products & Licensing (CP&L) revenue comprises custom service revenue, revenue from the supply of IVD products and royalty and licence income.

2.	Sales from our acquisition of BioVision have been treated as in-house from the date of acquisition impacting comparability.

Looking forward

We are achieving good momentum across the business as market activity continues to recover. Investments we have made, and that we continue to make, are enabling the business to sustain growth and we remain committed to generating revenue of £450 – 525m for the year ending 31 December 2024 (calculated at the average exchange rates for the 12 months ended June 2021).

In the more immediate term, uncertainty around the COVID-19 pandemic remains, yet laboratory activity and demand continue to recover in most regions and trading performance year to date, in spite of headwinds in China, is in line with the Board’s expectations.

The business’ cash generation and financial position continue to provide a foundation from which to pursue opportunities, including innovation, acquisitions, and partnerships. We will continue to invest in our business to enable Abcam to provide innovative, trusted, and improved solutions for our customers. While the rate of investment is moderating from recent levels as we pass the peak for this 2019-2024 strategy implementation, we have a continuing appetite to invest in growing Abcam sustainably for the long term.

Supported by a clear purpose and strategy, and thanks to the efforts of all our employees and partners, we believe that Abcam is well positioned to continue delivering long-term value for our shareholders.

Alan Hirzel

Chief Executive Officer

Michael S Baldock

Chief Financial Officer

12 September 2022

Forward Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation statements of targets, plans, objectives or goals for future operations, including those related to Abcam’s products, product research, product development, product introductions and sales forecasts; statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; statements regarding future economic and financial performance; statements regarding the scheduling and holding of general meetings and AGMs; statements regarding the assumptions underlying or relating to such statements; statements about Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognise the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Responsibility statement

We confirm to the best of our knowledge:

•	the interim financial statements have been prepared in accordance with IAS 34;

•

the Financial and Operational highlights, Interim Management Report and Interim Financial statements include a fair review of the information required by the Financial Statements Disclosure and Transparency Rules (DTR) 4.2.7R, being an indication of important events that have occurred during the first six months of the financial period and a description of the principal risks and uncertainties for the remaining six months of the period; and

•

the Financial and Operational highlights and Interim Management Report include a fair review of the information required by DTR 4.2.8R, being related party transactions that have taken place in the first six months of the current financial period and that have materially affected the financial position or performance of the entity during the period and also any changes in the related party transactions described in the last Annual Report that could do so.

At the date of this statement, the Directors are those listed in the Annual Report and Accounts 2021 and there were no further changes.

By order of the Board

Alan Hirzel

Chief Executive Officer

Michael S Baldock

Chief Financial Officer

12 September 2022

Condensed consolidated income statement

For the six month period ended 30 June 2022

		Six months ended 30 June 2022			Six months ended 30 June 2021
	Note	Adjusted £m	Adjusting items £m	Total £m	Adjusted £m	Adjusting items £m	Total £m
Revenue		185.2	—	185.2	150.2	—	150.2
Cost of sales		(45.2)	(2.7)	(47.9)	(43.0)	—	(43.0)

Gross profit		140.0	(2.7)	137.3	107.2	—	107.2
Selling, general and administrative expenses*		(87.3)	(21.6)	(108.9)	(72.7)	(13.1)	(85.8)
Research and development expenses*		(10.1)	(9.0)	(19.1)	(8.0)	(3.1)	(11.1)

Operating profit		42.6	(33.3)	9.3	26.5	(16.2)	10.3
Finance income		0.1	—	0.1	0.2	—	0.2
Finance costs		(2.0)	—	(2.0)	(1.3)	—	(1.3)

Profit before tax		40.7	(33.3)	7.4	25.4	(16.2)	9.2
Tax	5	(8.5)	6.9	(1.6)	(9.2)	2.9	(6.3)

Profit for the period attributable to equity shareholders of the parent		32.2	(26.4)	5.8	16.2	(13.3)	2.9

Earnings per share
Basic earnings per share	6	14.1p		2.5p	7.2p		1.3p
Diluted earnings per share	6	14.0p		2.5p	7.1p		1.3p

*

During the period ended 30 June 2022, share-based payment charges and employer tax contributions thereon have been included in adjusting items. The prior period has been re-presented to be in line with the current period.

Adjusted figures exclude system and process improvement costs, acquisition costs, amortisation of fair value adjustments, integration and reorganisation costs, amortisation of acquisition intangible assets, share-based payments and employer tax contributions thereon, and the tax effect of adjusting items. Such excluded items are described as “adjusting items”. Further information on these items is shown in note 4.

Condensed consolidated statement of comprehensive income

For the six month period ended 30 June 2022

	Six months ended 30 June 2022 £m	Six months ended 30 June 2021 £m
Profit for the period attributable to equity shareholders of the parent	5.8	2.9
Items that may be reclassified to the income statement in subsequent periods
Movement on cash flow hedges	(0.7)	—
Exchange differences on translation of foreign operations	56.5	(5.4)
Movement in fair value of investments	(0.3)	(0.1)
Tax relating to components of other comprehensive income	0.2	—

Other comprehensive income / (expense) for the period	55.7	(5.5)

Total comprehensive income / (expense) for the period	61.5	(2.6)

Condensed consolidated balance sheet

As at 30 June 2022

	Note	As at 30 June 2022 £m	As at 31 December 2021 £m	As at 30 June 2021 revised* £m
Non-current assets
Goodwill	9	397.9	364.8	181.0
Intangible assets		228.0	234.2	152.5
Property, plant and equipment		78.7	73.5	66.2
Right-of-use assets		87.0	88.2	93.8
Investments	8	3.3	3.5	3.5
Deferred tax asset		12.0	10.4	5.1

		806.9	774.6	502.1

Current assets
Inventories		57.5	58.2	45.9
Trade and other receivables		61.6	47.2	46.4
Current tax receivable		10.5	10.5	6.9
Derivative financial instruments	8	0.3	0.5	0.6
Cash and cash equivalents		109.6	95.1	219.9

		239.5	211.5	319.7

Assets classified as held for sale	10	18.3	—	—

		257.8	211.5	319.7

Total assets		1,064.7	986.1	821.8

Current liabilities
Trade and other payables		(56.7)	(54.2)	(57.1)
Derivative financial instruments	8	(0.9)	(0.2)	(0.1)
Lease liabilities		(14.0)	(9.2)	(8.1)
Borrowings		(119.4)	(119.2)	—
Current tax liabilities		(8.9)	(4.4)	(1.6)

		(199.9)	(187.2)	(66.9)

Liabilities associated with assets classified as held for sale	10	(3.9)	—	—

		(203.8)	(187.2)	(66.9)

Net current assets		54.0	24.3	252.8

Non-current liabilities
Deferred tax liability		(36.8)	(41.5)	(20.0)
Lease liabilities		(96.5)	(101.3)	(102.4)

		(133.3)	(142.8)	(122.4)

Total liabilities		(337.1)	(330.0)	(189.3)

Net assets		727.6	656.1	632.5

Equity
Share capital		0.5	0.5	0.5
Share premium account		268.9	268.3	265.5
Merger reserve		68.6	68.6	68.6
Own shares		(2.0)	(2.2)	(2.3)
Translation reserve		87.6	31.1	20.0
Hedging reserve		(0.4)	0.2	0.2
Retained earnings		304.4	289.6	280.0

Total equity attributable to the equity shareholders of the parent		727.6	656.1	632.5

*	See note 2 for details of the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

Approved by the Board of directors and authorised for issue on 12 September 2022.

Condensed consolidated statement of changes in equity

For the six month period ended 30 June 2022

	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation Reserve £m	Hedging reserve £m	Retained earnings £m	Total equity £m
Balance as at 1 January 2022	0.5	268.3	68.6	(2.2)	31.1	0.2	289.6	656.1

Profit for the period	—	—	—	—	—	—	5.8	5.8
Other comprehensive income / (expense)	—	—	—	—	56.5	(0.6)	(0.2)	55.7

Total comprehensive income / (expense) for the period	—	—	—	—	56.5	(0.6)	5.6	61.5

Issue of ordinary shares	—	0.6	—	—	—	—	—	0.6
Own shares disposed of on exercise of share options	—	—	—	0.2	—	—	(0.2)	—
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	9.6	9.6
Purchase of own shares	—	—	—	—	—	—	(0.2)	(0.2)

Balance as at 30 June 2022	0.5	268.9	68.6	(2.0)	87.6	(0.4)	304.4	727.6

For the six month period ended 30 June 2021 revised*

	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total £m
Balance as at 1 January 2021 (as previously reported)	0.5	265.1	68.6	(2.4)	25.4	0.2	273.9	631.3
Revision*	—	—	—	—	—	—	(2.2)	(2.2)
Balance as at 1 January 2021 (revised)	0.5	265.1	68.6	(2.4)	25.4	0.2	271.7	629.1

Profit for the period	—	—	—	—	—	—	2.9	2.9
Other comprehensive expense	—	—	—	—	(5.4)	—	(0.1)	(5.5)

Total comprehensive (expense) / income for the period	—	—	—	—	(5.4)	—	2.8	(2.6)

Issue of ordinary shares, net of share issue costs	—	0.4	—	—	—	—	—	0.4
Own shares disposed of on exercise of share options	—	—	—	0.1	—	—	(0.1)	—
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	5.6	5.6

Balance as at 30 June 2021	0.5	265.5	68.6	(2.3)	20.0	0.2	280.0	632.5

*	See note 2 for details of the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

Condensed consolidated cash flow statement

For the six month period ended 30 June 2022

	Note	Six months ended 30 June 2022 £m	Six months ended 30 June 2021 £m
Cash generated from operations	7	33.3	43.5
Net income taxes paid		(3.5)	(5.3)

Net cash inflow from operating activities		29.8	38.2

Investing activities
Interest income		0.1	0.2
Purchase of property, plant and equipment		(4.5)	(20.3)
Purchase of intangible assets		(11.0)	(12.0)
Transfer of cash from escrow in respect of future capital expenditure		0.3	—
Reimbursement of leasehold improvement costs		—	9.0
Purchase of investments		—	(0.1)
Net cash inflow arising from acquisitions	9	1.2	—

Net cash outflow from investing activities		(13.9)	(23.2)

Financing activities
Principal element of lease obligations		(5.7)	(4.7)
Interest element of lease obligations		(0.9)	(0.7)
Interest paid		(1.1)	(0.3)
Proceeds on issue of shares, net of issue costs		0.6	0.4
Facility arrangement fees		—	(0.8)
Purchase of own shares		(0.2)	—

Net cash outflow from financing activities		(7.3)	(6.1)

Net increase cash and cash equivalents		8.6	8.9
Cash and cash equivalents at beginning of period		95.1	211.9
Effect of foreign exchange rates		5.9	(0.9)

Cash and cash equivalents at end of period	(i)	109.6	219.9

Free cash flow	(ii)	8.0	9.5

(i)

Within cash and cash equivalents is £nil (30 June 2021: £1.6m) of cash relating to employee contributions to the Group’s share scheme ‘AbShare’, which is reserved for the purpose of purchasing shares upon vesting.

(ii)

Free cash flow comprises net cash generated from operating activities less net capital expenditure, reimbursement of leasehold improvement costs, transfer of cash from/(to) escrow in respect of future capital expenditure, and the principal and interest elements of lease obligations.

Notes to the condensed consolidated interim financial statements

For the six month period ended 30 June 2022

1. General information

The condensed consolidated interim financial statements for the six month period ended 30 June 2022 are unaudited and do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. The financial information for the year ended 31 December 2021 does not constitute the Company’s statutory accounts for that period, but has been extracted from those accounts, which were approved by the Board of Directors on 14 March 2022 and have been delivered to the Registrar of Companies.

2. Basis of preparation

The condensed interim financial statements for the six month period ended 30 June 2022 included in this interim financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, and have been prepared on a going concern basis as described further below.

a. Accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are those as set out in the Group’s financial statements for the year ended 31 December 2021, except for the following:

Assets held for sale

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets are not depreciated or amortised while they are classified as held for sale. Assets classified as held for sale and the associated liabilities are presented separately from other assets and liabilities on the condensed consolidated balance sheet.

Tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to the expected total annual profit. This is described in note 5.

New accounting standards and interpretations

There have not been any new standards or interpretations adopted in the period which would have a material financial impact on, or disclosure requirement for, the Group’s interim report.

b. Critical accounting judgements and sources of estimation uncertainty

Judgements and estimates are the same as those as set out in the Group’s financial statements for the year ended 31 December 2021, except for the following:

Assets held for sale

Judgement, which is subject to change as new information becomes available, can be required in determining when as asset is classified as held for sale, as described in the accounting policies section. A change in that judgement could result in an impairment charge, depending on whether classification requires a write-down of the asset to its fair value less costs to sell.

c. Going concern

The directors have prepared the interim financial statements on a going concern basis. In considering going concern, the directors have considered the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance. These show that the Group is expected to operate within the limits of its available resources.

Accordingly, the directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future and a period of not less than twelve months from the date of this report. Accordingly, the going concern basis has been adopted in preparing the interim financial report.

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2022

2. Basis of preparation (continued)

d. Adjusted performance measures

Adjusted performance measures are used by the Directors and management to monitor business performance internally and exclude certain cash and non-cash items which they believe are not reflective of the normal day-to-day operating activities of the Group. The Directors believe that disclosing such non-IFRS measures enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of performance from period to period. Adjusted performance measures may not be directly comparable with other similarly titled measures used by other companies. A detailed reconciliation between reported and adjusted measures is presented in note 4.

For the period ended 30 June 2022, charges associated with share-based payment schemes have been included as adjusting items. The income statement for the period ended 30 June 2021 has been re-presented to reflect these charges within adjusting items. Although share-based compensation is an important aspect of the compensation of our employees and executives, management believes it is useful to exclude share-based compensation expenses from adjusted profit measures to better understand the long-term performance of our core business. Share-based compensation expenses are non-cash charges and are determined using several factors, including expectations surrounding future performance, employee forfeiture rates and, for employee payroll-related tax items, the share price. These factors are beyond the Group’s direct control and generally unrelated to operational decisions and performance in any particular period. Further, share-based compensation expenses are not reflective of the value ultimately received by the recipients of the awards.

e. Restatement of prior period results – Software as a Service (‘SaaS’) arrangements

In March 2021, The IFRS Interpretations Committee (‘IFRIC’) published an agenda decision on how an entity should account for costs of configuring or customising application software in a Cloud Computing or Software as a Service (‘SaaS’) arrangement.

Previously, internal and external costs incurred in connection with the various phases of the Group’s ERP implementation and other projects, have been capitalised as an intangible asset in line with IAS 38 ‘Intangible Assets’. During the year ended 31 December 2021, following an internal review of the impact of adoption of the IFRIC, the Group identified some SaaS costs had previously been capitalised, that should have been expensed.

This change in accounting policy led to adjustments amounting to a £2.7m reduction in the intangible assets, and a £0.5m reduction in the deferred tax liability recognised in the 30 June 2021 balance sheet.

The following tables show the impact of the change in accounting policy on previously reported financial results:

Six months ended 30 June 2021:

	As previously reported £m	Adjustment £m	As restated £m
Impact on balance sheet
Intangible assets	155.2	(2.7)	152.5

Total non-current assets	504.8	(2.7)	502.1
Deferred tax liability	(20.5)	0.5	(20.0)

Total non-current liabilities	(122.9)	0.5	(122.4)

Net assets	634.7	(2.2)	632.5

Retained earnings	282.2	(2.2)	280.0

Total equity	634.7	(2.2)	632.5

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2022

3. Operating segments

The Directors consider that there is only one core business activity and there are no separately identifiable business segments which are engaged in providing individual products or services or a group of related products and services which are subject to separate risks and returns. The information reported to the Group’s Chief Executive Officer, who is considered the chief operating decision maker, for the purposes of resource allocation and assessment of performance, is based wholly on the overall activities of the Group. The Group has therefore determined that it has only one reportable segment under IFRS 8 Operating Segments, which is ‘sales of antibodies and related products’. The Group’s revenue and assets for this one reportable segment can be determined by reference to the Group’s income statement and balance sheet.

Geographical information

Revenues are attributed to regions based primarily on customers’ location. The Group’s revenue from external customers is set out below:

		Six months ended 30 June 2022 £m	Six months ended 30 June 2021 £m
The Americas		82.2	61.2
EMEA		47.2	42.4
China	(i)	31.6	25.8
Japan		10.3	9.7
Rest of Asia	(i)	13.9	11.1

		185.2	150.2

(i)

Revenues for Hong Kong have been reclassified from Rest of Asia to China for the period ended 30 June 2022. The value attributable to Hong Kong for the six months ended 30 June 2022 is £0.8m (30 June 2021: £0.7m). The comparatives presented for the six months ended 30 June 2021 have not been updated for this change due to immateriality.

Revenue by type is shown below:

	Six months ended 30 June 2022 £m	Six months ended 30 June 2021 £m
Catalogue revenue	174.6	141.3
Custom products and services	2.8	2.4
IVD	3.4	3.1
Royalties and licenses	4.4	3.4

Custom products and licensing	10.6	8.9

Total reported revenue	185.2	150.2

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2022

4. Adjusted performance measures

A reconciliation of the Group’s adjusted performance measures to reported IFRS measures is presented below:

	Six months ended 30 June 2022			Six months ended 30 June 2021
	Adjusted £m	Adjusting items £m	Total £m	Adjusted £m	Adjusting items £m	Total £m
Cost of sales	(45.2)	(2.7)	(47.9)	(43.0)	—	(43.0)
Gross profit	140.0	(2.7)	137.3	107.2	—	107.2
Selling, general and administrative expenses*	(87.3)	(21.6)	(108.9)	(72.7)	(13.1)	(85.8)
Research and development expenses*	(10.1)	(9.0)	(19.1)	(8.0)	(3.1)	(11.1)

Operating profit	42.6	(33.3)	9.3	26.5	(16.2)	10.3
Finance income	0.1	—	0.1	0.2	—	0.2
Finance costs	(2.0)	—	(2.0)	(1.3)	—	(1.3)

Profit before tax	40.7	(33.3)	7.4	25.4	(16.2)	9.2
Tax	(8.5)	6.9	(1.6)	(9.2)	2.9	(6.3)

Profit for the period	32.2	(26.4)	5.8	16.2	(13.3)	2.9

*

During the period ended 30 June 2022, share-based payment charges and employer tax contributions thereon have been included in adjusting items. The prior period has been re-presented to be in line with the current period.

An analysis of adjusting items is presented below:

		Six months ended 30 June 2022 £m	Six months ended 30 June 2021 £m
Amortisation of fair value adjustments	(i)	(2.7)	—

Affecting gross profit		(2.7)	—
System and process improvement costs	(ii)	(2.6)	(2.0)
Acquisition costs	(iii)	—	(1.0)
Integration and reorganisation costs	(iv)	(6.0)	(2.5)
Amortisation of acquisition intangibles	(v)	(9.0)	(4.0)
Share-based payment charges*	(vi)	(13.0)	(6.7)

Affecting operating profit and profit before tax		(33.3)	(16.2)
Tax effect of adjusting items		6.9	2.9

Affecting tax		6.9	2.9

Total adjusting items after tax		(26.4)	(13.3)

*

During the period ended 30 June 2022, share-based payment charges and employer tax contributions thereon have been included in adjusting items. The prior period has been re-presented to be in line with the current period.

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2022

4. Adjusted performance measures (continued)

(i)

Comprises amortisation of fair value adjustments relating to the acquisition of BioVision. Following the acquisition, the Group recognised a fair value uplift of £6.0m to inventory carried on the Group’s balance sheet. This adjustment was amortised over 4 months from November 2021 and are now fully amortised. Such costs are included within cost of sales.

(ii)	Comprises costs of the strategic ERP implementation which do not qualify for capitalisation. Such costs are included within selling, general and administrative expenses.
(iii)	Comprises legal and other professional fees associated with the acquisition of BioVision. Such costs are included within selling, general and administrative expenses.
(iv)

Six months ended 30 June 2022: integration and reorganisation costs relate primarily to the integration of BioVision (comprising mainly retention and severance costs, employee backfill costs for those involved in the integration, settlement costs and professional fees) and footprint costs. Six months ended 30 June 2021: integration and reorganisation costs relate to the reorganisation and property related costs in respect of the alignment of the Group’s operating structure and geographic footprint to its strategic goals. These costs are included in selling, general and administrative expenses.

(v)

For the six month period ended 30 June 2022, £7.6m (30 June 2021: £3.0m) of amortisation of acquisition intangibles is included in research and development expenses, with the remaining £1.4m (30 June 2021: £1.0m) included in selling, general and administrative expenses.

(vi)

Comprises share-based payment charges and employer’s tax contributions thereon for all the Group’s equity- and cash-settled schemes. Charges of £1.4m (30 June 2021: £0.1m) are included in research and development expenses, with the remaining £11.6m (30 June 2021: £6.6m) included within selling, general and administrative expenses.

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2022

5. Income tax

The major components of the income tax charge in the income statement are as follows:

			Six months ended 30 June 2022 £m	Six months ended 30 June 2021 £m
Current tax
Current income tax charge			9.3	3.1
Adjustment in respect of prior years			—	0.4

			9.3	3.5

Deferred tax
Origination and reversal of temporary differences			(7.7)	(1.0)
Adjustment in respect of prior years			—	0.3
Effect of tax rate change			—	3.5

			(7.7)	2.8

Total income tax charge			1.6	6.3

Adjusted income tax charge*	(i	)	8.5	9.2

*

During the period ended 30 June 2022, share-based payment charges and employer tax contributions thereon have been included in adjusting items. The prior period has been re-presented to be in line with the current period.

(i)	Adjusted income tax charge excludes the tax effects of adjusting items as set out in note 4.

The Group reported a net tax charge of £1.6m (30 June 2021: £6.3m). The tax charge for the six months ended 30 June 2021 was higher due to a restatement of certain deferred tax balances in line with the enactment of the change in UK corporation tax rates to 25% with effect from 1 April 2023.

The UK Corporation Tax rate for the six months ended 30 June 2022 was 19% (30 June 2021: 19%). Taxation for other jurisdictions is calculated at the rate prevailing in the relevant jurisdictions.

Effective tax rates represent management’s best estimate of the average annual effective tax rate on reported or adjusted profits with these rates being applied to the six months results.

The estimated effective rate of tax on the reported profit for the six months ended 30 June 2022 is approximately 21.6% (30 June 2021: 68.5%), which represents management’s best estimate of the average annual effective tax rate on profits expected for the six month period.

The estimated effective rate of tax on adjusted profits for the six months ended 30 June 2022 is approximately 20.9% (30 June 2021: 36.2%).

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2022

6. Earnings per share

The calculation of earnings per ordinary share (EPS) and adjusted earnings per ordinary share (adjusted EPS) are based on profit after tax, and adjusted profit after tax, respectively, attributable to owners of the parent and the weighted number of shares in issue during the period.

Adjusted EPS figures have been calculated based on earnings before adjusting items which are considered significant in nature or value and which are described in note 4.

	Six months ended 30 June 2022 £m	Six months ended 30 June 2021 £m
Profit attributable to equity shareholders of the parent – adjusted	32.2	16.2
Adjusting items	(26.4)	(13.3)

Profit attributable to equity shareholders of the parent – total reported	5.8	2.9

	Million	Million
Weighted average number of ordinary shares in issue	228.9	226.7
Less ordinary shares held by Equiniti Share Plan Trustees Limited	(0.3)	(0.4)

Weighted average number of ordinary shares for the purposes of basic EPS	228.6	226.3
Effect of potentially dilutive ordinary shares – share options and awards	2.0	3.1

Weighted average number of ordinary shares for the purposes of diluted EPS	230.6	229.4

Basic EPS and adjusted EPS are calculated by dividing the earnings attributable to the equity shareholders of the parent by the weighted average number of shares outstanding during the period. Diluted EPS and adjusted diluted EPS are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Such potentially dilutive ordinary shares comprise share options and awards granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period and any unvested shares which have met, or are expected to meet, the performance conditions at the end of the reporting period.

	Six months ended 30 June 2022	Six months ended 30 June 2021
Basic EPS	2.5p	1.3p
Diluted EPS	2.5p	1.3p
Adjusted basic EPS*	14.1p	7.2p
Adjusted diluted EPS*	14.0p	7.1p

*

During the period ended 30 June 2022, share-based payment charges and employer tax contributions thereon have been included in adjusting items. The prior period has been re-presented to be in line with the current period.

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2022

7. Notes to the cash flow statement

	Six months ended 30 June 2022 £m	Six months ended 30 June 2021 £m
Operating profit for the period	9.3	10.3
Adjustments for:
Depreciation of property, plant and equipment	6.9	4.6
Depreciation of right-of-use assets	4.8	4.2
Amortisation of intangible assets	13.7	10.5
Loss on disposal of right of use assets	0.6	0.3
Derivative financial instruments at fair value through profit or loss	0.2	(0.2)
Research and development expenditure credit	(0.9)	(0.7)
Share-based payments charge	12.0	6.3
Unrealised currency translation (gains) / losses	(0.8)	0.6

Operating cash flows before movements in working capital	45.8	35.9
Decrease / (increase) in inventories	2.9	(3.3)
(Increase) / decrease in receivables	(12.5)	1.0
(Decrease) / increase in payables	(2.9)	9.9

Cash generated from operations	33.3	43.5

8. Financial instruments and risk management

The Group’s activities expose it to a variety of financial risks that include currency risk, interest rate risk, credit risk and liquidity risk.

The condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; accordingly, they should be read in conjunction with the Group’s financial statements for the year ended 31 December 2021. There have been no changes to the risk management policies since the year ended 31 December 2021.

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable market inputs).

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2022

8. Financial instruments and risk management (continued)

The following table presents the Group’s assets and liabilities carried at fair value by valuation method.

30 June 2022	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	0.3	—	0.3
Investments	0.8	—	2.5	3.3

Total assets	0.8	0.3	2.5	3.6

Liabilities
Derivative financial instruments	—	(0.9)	—	(0.9)

Total liabilities	—	(0.9)	—	(0.9)

30 June 2021	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	0.6	—	0.6
Investments	1.3	—	2.2	3.5

Total assets	1.3	0.6	2.2	4.1

Liabilities
Derivative financial instruments	—	(0.1)	—	(0.1)

Total liabilities	—	(0.1)	—	(0.1)

There were no transfers between levels during the period.

The Group’s Level 2 financial instruments consist of forward foreign exchange contracts fair valued using forward exchange rates that are quoted in an active market.

The Group continues to generate significant amounts of US Dollars, Euros, Japanese Yen and Chinese Renminbi in excess of payments in these currencies and has hedging arrangements in place to reduce its exposure to currency fluctuations.

The following table details the forward contracts outstanding as at the period end:

Maturing in	US Dollars		Euros		Japanese Yen		Chinese Renminbi
	Sell $m	Average rate	Sell €m	Average rate	Sell ¥m	Average rate	Sell ¥m	Average rate
Year ending 31 December 2022	6.3	1.29	16.9	1.17	713	155.4	64.1	8.6
Year ending 31 December 2023	2.4	1.24	6.6	1.16	330	158.7	18.0	8.4

The Group’s Level 3 financial instruments consist of unlisted equity shares.

The fair value of the unquoted equity shares can be determined as management monitors the ongoing performance of the investment.

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2022

9. Goodwill

	As at 30 June 2022 £m	As at 31 December 2021 £m	As at 30 June 2021 £m
Cost and carrying amount
At beginning of period/year*	364.8	195.0	184.3
Additions	—	177.6	—
Transfer to assets classified as held for sale	(1.6)	—	—
Exchange differences	34.7	(7.8)	(3.3)

At end of period/year	397.9	364.8	181.0

*	The beginning of the period is 1 January 2022, 30 June 2020 and 1 January 2021 respectively for the periods presented in the table.

During the six months ended 30 June 2022, there was a cash receipt of £1.2m ($1.5m) relating to a successful claim lodged in relation to the acquisition of NKY Biotech US, Inc and its one wholly owned subsidiary, BioVision, Inc (collectively ‘BioVision’). The cash consideration for BioVision was adjustable for certain net working capital balances, for which an estimate was provided on the close date. Subsequent to completing the acquisition balance sheet, it was noted that the actual net working capital balance fell short of the estimated balance and a claim was submitted. The corresponding adjustment to the consideration was recognised on the balance sheet as at 31 December 2021.

There have not been any adjustments to the provisional goodwill balance relating to BioVision in the six months ended 30 June 2022 and the goodwill balance remains provisional as at 30 June 2022. Adjustments to either the consideration paid or the acquired net assets may be recognised during the 12 month post acquisition measurement period, where it has been identified that the adjustment relates to events and circumstances prior to the acquisition.

10. Assets held for sale

	As at 30 June 2022 £m	As at 31 December 2021 £m	As at 30 June 2021 £m
Assets classified as held for sale	18.3	—	—
Liabilities associated with assets classified as held for sale	(3.9)	—	—

	14.4	—	—

Assets held for sale relate to assets and liabilities associated with the group’s Fireplex multiplex and assay business. The major classes of assets and liabilities held for sale are Goodwill (£1.6m), Intangible assets (£15.3m), Property, plant and equipment (£0.8m), Inventory (£0.6m) and Deferred tax liabilities (£3.9m).

11. Capital commitments

As at 30 June 2022, the Group had capital commitments of £7.9m (30 June 2021: £8.9m) relating to the acquisition of property, plant and equipment and intangible assets.

Risks and uncertainties

The principal risks and uncertainties which the Group faces in the undertaking of its day-to-day operations and in pursuit of its longer-term objectives are set out in the Annual Report and Accounts 2021 on pages 63 to 67 and in note 4 to the consolidated financial statements. Information on financial risk management is set out in note 26 to the consolidated financial statements. A copy of the Annual Report and Accounts is available on the Group’s website www.abcamplc.com/investors/reports-presentations/.

The principal risks and risk profile of the Group have not changed over the interim period and are not expected to change over the next six months.

The principal risks remain as:

Principal risk	Description and relevance
1. Competition and customer	The risk of competitors introducing new technologies, channels or workarounds, strengthening product offerings and routes to market.

2. Acquisitions and integrations	Risks include overvaluation of targets, failing to identify issues or risks in due diligence or failing to integrate acquired operations or technologies effectively in order to realise the benefits. There is also a risk of failure to identify and acquire businesses which could bring added value.

3. People and resources	The risk of failure to recruit and develop people at the right rate to support Abcam’s strategy, failing to maintain an engaged and motivated workforce or to provide the tools and resources for employees to do their work effectively.

4. Transformation projects	The risk of failure to deliver on Abcam’s transformational growth projects, including our ongoing ERP implementation and reinvention of the digital channel.

5. Cyber security and IT infrastructure	The risk that Abcam fails to operate IT systems, software and hardware that are sufficiently effective, reliable and robust to support the business in its operations, or that Abcam’s critical IT infrastructure is compromised or subject to cyber attack.

6. Geopolitical/economic disruption and research funding	The risk of unfavourable geopolitical or economic changes, including the risk of a substantial reduction in funding for life sciences research in one of Abcam’s significant territories

7. Business continuity	The risk that a disruptive event or disaster occurs at a key facility, impacting our ability to serve customers.

8. Laws, regulations, legislation and compliance	Failure to comply with legislation and regulation in the markets and countries in which Abcam operates.

9. Ethical business and CSR	The risk of not meeting high standards of quality and ethical business practice.